530-8th Avenue SW, 6th floor
Date: February 27, 2015	Calgary AB, T2P 3S8
www.computershare.com

To:	All Canadian Securities Regulatory Authorities
NASDAQ

Subject: TRANSGLOBE ENERGY CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	March 25, 2015
Record Date for Voting (if applicable) :	March 25, 2015
Beneficial Ownership Determination Date :	March 25, 2015
Meeting Date :	May 07, 2015
Meeting Location (if available) :	Calgary, AB

Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	893662106	CA8936621066

Sincerely,

Computershare
Agent for TRANSGLOBE ENERGY CORPORATION